UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SILICON LABORATORIES INC.

(Exact name of registrant as specified in its charter)

Delaware	000-29823	74-2793174
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

400 West Cesar Chavez, Austin, TX	78701
(Address of principal executive offices)	(Zip Code)

John C. Hollister	(512) 416-8500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Introduction

This Specialized Disclosure Report on Form SD (“Form SD”) of Silicon Laboratories Inc. (“Silicon Laboratories” or “the Company”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act. Conflict minerals are defined by the SEC as cassiterite, columbite-tantalite, gold and wolframite, as well as their derivatives (including tantalum, tin and tungsten) and any other mineral or its derivatives determined by the United States Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”).

The Rule imposes certain reporting obligations on SEC registrants that file reports under Section 13(a) or Section 15(d) of the Exchange Act whose products contain conflict minerals that are necessary to the functionality or production of their products. For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the conflict minerals originated in the Covered Countries.

Reasonable Country of Origin Inquiry

Description of Reasonable Country of Origin Inquiry Efforts

The following is a brief description of the RCOI process the Company undertook in accordance with the Rule:

•                  The Company reviewed the components of the products provided by its suppliers to determine if such products contained conflict minerals.

•                  The Company conducted a supply chain survey with suppliers to obtain country of origin information for the necessary conflict minerals in the Company’s products using the Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (“CMRT”).

•                  The Company reviewed the completed CMRT surveys for compliance with the Company’s internal policy.

•                  The Company compared the smelters and refiners identified by the CMRT surveys against the list of facilities that have received a “conflict free” designation from the Responsible Minerals Assurance Process (“RMAP”).

•                  The Company assessed whether the smelters and refiners had carried out all elements of reasonable due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas.

Results of the Reasonable Country of Origin Inquiry and Determination of Products

Based on the results of the Company’s RCOI, the following was determined:

•                  A portion of the necessary conflict minerals contained in the Company’s products originated or may have originated in the Covered Countries and those necessary conflict minerals may not be solely from recycled or scrap sources. The Company performed due diligence measures on these conflict minerals, as discussed further below.

•                  A portion of the necessary conflict minerals contained in the Company’s products are from recycled or scrap sources. Conflict minerals obtained from recycled or scrap sources are considered DRC conflict free pursuant to Rule 13p-1.

Conflict Minerals Report

On May 29, 2019, Silicon Laboratories issued its Conflict Minerals Report for the calendar year ended December 31, 2018. Such report is filed herewith as Exhibit 1.01 and is also available in the Investor Relations section of Silicon Laboratories’ website under “Corporate Governance” at www.silabs.com. Silicon Laboratories’ website and the information contained therein or connected thereto are not intended to be incorporated into this Report on Form SD.

Item 1.02 Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2018 is filed as Exhibit 1.01.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SILICON LABORATORIES INC.

May 29, 2019	/s/ John C. Hollister
Date	John C. Hollister Senior Vice President and Chief Financial Officer